Mail Stop 3561

February 12, 2007

Via Fax & U.S. Mail

Charles M. Sonsteby-Chief Financial Officer
Brinker International, Inc.
6820 LBJ Freeway
Dallas, Texas 75240

  Re: Brinker International, Inc.
    Form 10-K for the year ended June 28, 2006
    Filed August 23, 2006
    File No. 001-10275

  We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Fiscal Year Ended June 28, 2006

General

1. In light of the fact that management appears to review the operational results for each of your restaurants brands to assess their performance and make decisions as to the allocation of resources, as was noted with the disposition of Corner Bakery, it appears that your restaurant brands may meet the definition of an operating segment under paragraph 10 of SFAS 131. Additionally, it appears that certain of your restaurant brands may meet the quantitative thresholds set forth in paragraph 18 of SFAS 131. As such, please tell us what consideration you have given to reporting segment results for each of your brands. Please be detailed in your response.

2. Additionally, as discussed in our most recent Interpretive Release about Management's Discussion and Analysis, one of the primary objectives in preparing this section should be to provide a narrative explanation of the financial statements that enables investors to see the company through the eyes of management. However, it is not clear how you view each operating segment. For example, even though you might have one reportable segment, you should consider providing a discussion of the operating results for each of your separate operating segments or restaurant brands. Disclosure related to sales and profits would make same store sales results that you already report meaningful and would increase the transparency of your filings and allow investors to gain a better understanding of how management views the business. Please refer to FR-72 (Release No. 33-8350) for guidance and revise your future filings accordingly.

Item 1 – Business

Advertising and Marketing, page 7

3. Please tell us how you account for advertising contributions from franchisees.

Item 7- Management Discussion and Analysis of Financial Condition and Results of Operations

Costs and Expenses, page F-3

4. We note that restaurant expenses decreased in part due to gains recorded in 2006 related to the sale of company-owned restaurants. Please tell us your basis for recognizing these gains as an offset to restaurant expenses.

Critical Accounting Policies

Financial Instruments, page F-7

5. Your critical accounting policies disclosures should be expanded to address each accounting policy that requires management's most difficult, subjective or complex judgments. For example, you should provide disclosure addressing any uncertainties or significant judgments surrounding the derivative instruments you entered into. Please ensure that you do not duplicate the accounting policy disclosures provided in the notes to the financial statements. For guidance refer to FRR 72.

Item 8- Financial Statements

Consolidated Statements of Income, page F-8

6. Please revise to separately disclose revenues from company-owned restaurants and from franchising.

Consolidated Balance Sheets, page F-9

7. It appears that the $20 million increase in your goodwill balance is a result of restaurant purchases completed during the fiscal year ended June 30, 2006. Of the $23 million purchase price, it appears that $3 million was allocated to the purchase of property, plant, and equipment and the remainder to goodwill. In this regard, please tell us, how you allocated the purchase price to assets and liabilities acquired. For example, tell us whether you purchase price included any contract termination fees or compensation for termination of the franchise or developer agreements. Additionally, please provide us with the factors that contributed to a purchase price that results in the recognition of goodwill as required by paragraph 51(b) of SFAS 141.

Note 8- Derivative Financial Instruments, page F-21

8. Please revise your disclosure to include the required disclosures under paragraphs 44 and 45(a) of SFAS 133.

Note 9. Leases, page F-22

9. We note your disclosure that classification of certain leases as capital or operating had not been determined because construction of the leased properties was not complete. Please tell us why classification is dependent on completion of construction.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lyn Shenk at (202) 824-5369 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief